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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF
THE SECURITIES EXCHANGE ACT OF 1934

WORLDWIDE RESTAURANT CONCEPTS, INC.
(Name of Issuer)

Worldwide Restaurant Concepts, Inc.
Kevin W. Perkins
Pacific Equity Partners Fund II, L.P.
Aus Holdco Pty Limited
Aus Bidco Pty Limited
US Mergeco, Inc.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

98160A107
(CUSIP Number of Class of Securities)

Michael B. Green
Vice President and General Counsel
15301 Ventura Blvd., Suite 300, Building B,
Sherman Oaks, California 91403
(818) 662-9800
(Name, Address and Telephone Number of Person(s) Authorized to Receive Notices
and Communications on Behalf of Persons Filing Statement)

Copies to:

Karen E. Bertero Gibson, Dunn & Crutcher LLP 333 South Grand Avenue Los Angeles, California 90071 Telephone: (213) 229-7000	Raj Marphatia Ropes & Gray LLP One International Place Boston, Massachusetts 02110 Telephone: (617) 951-7000

        This statement is filed in connection with (check the appropriate box):

  a.
  The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13E-3(c) under the Securities Exchange Act of 1934. ☒

  b.
  The filing of a registration statement under the Securities Act of 1933. ☐

  c.
  A tender offer. ☐

  d.
  None of the above. ☐

        Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

        Check the following box if the filing is a final amendment reporting the results of the transaction:

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(1)

$218,256,518	$25,689

(1)
The filing fee is determined based upon the sum of (a) the product of 27,879,764 shares of Common Stock, par value $0.01 per share, of Worldwide Restaurant Concepts, Inc. outstanding as of June 14, 2005 and the maximum per share merger consideration of $7.25 and (b) the difference between the maximum per share merger consideration of $7.25 and the exercise price per share of each of the 3,228,116 shares of common stock options outstanding with respect to which the per share exercise price is less than $7.25 (equal to $16,128,229 in the aggregate). In accordance with Exchange Act Rule 0-11(c) the filing fee was determined by calculating a fee of $117.70 per $1,000,000 of the maximum aggregate merger consideration of $218,256,518.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of Filing.

Amount Previously Paid:	$25,689
Form or Registration No.:	Preliminary Proxy Statement on Schedule 14A
Filing Party:	Worldwide Restaurant Concepts, Inc.
Date Filed:	June 15, 2005

INTRODUCTION

        This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed by Worldwide Restaurant Concepts, Inc. ("WRC" or the "Company"), a Delaware corporation and the issuer of the equity securities which are the subject of a Rule 13e-3 transaction, Kevin W. Perkins, an individual, Pacific Equity Partners Fund II, L.P., a Delaware limited partnership ("PEP"), Aus Holdco Pty Limited, a New South Wales, Australia, proprietary limited company ("Aus Holdco"), Aus Bidco Pty Limited, a New South Wales, Australia, proprietary limited company ("Aus Bidco"), and US Mergeco, Inc., a Delaware corporation ("Mergeco"). Mergeco is a newly formed entity wholly owned by Aus Bidco, Aus Bidco is a newly formed entity wholly owned by Aus Holdco and Aus Holdco is a newly formed entity wholly owned by PEP and funds managed or advised by PEP.

        Pursuant to an Agreement and Plan of Merger, dated as of April 28, 2005 and amended as of June 9, 2005, by and among WRC, Aus Bidco and Mergeco (the "Merger Agreement"), Mergeco will merge into WRC (the "Merger") and WRC will become a wholly-owned subsidiary of Aus Bidco. In the Merger, each issued and outstanding share of WRC common stock will be cancelled and automatically converted into the right to receive no less than $6.65 and no more than $7.25 in cash. The exact amount of the consideration will be determined on the business day immediately prior to the completion of the Merger and will be based on the formula set forth in the Merger Agreement.

        Concurrently with the filing of this Schedule 13E-3, WRC is filing a preliminary proxy statement on Schedule 14A (the "Proxy Statement") pursuant to which the stockholders of WRC will be given notice of the proposed Merger and a special meeting at which they will be asked to adopt the Merger Agreement and approve the Merger. The cross reference sheet below is being supplied pursuant to General Instruction G to Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in response to the items of this Schedule 13E-3. The information set forth in the Proxy Statement, including all schedules and appendices thereto, is hereby expressly incorporated herein by reference and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the schedules and appendices thereto. The Proxy Statement is in preliminary form and is subject to completion or amendment.

Item 1. Summary Term Sheet.

        The information set forth in the Proxy Statement in the sections entitled "CHAPTER I—THE MERGER—Certain Questions and Answers about the Merger" and "—Summary" is incorporated herein by reference.

Item 2. Subject Company Information.

        (a)    Name and Address.    The information set forth in the Proxy Statement in the section entitled "CHAPTER I—THE MERGER—Summary—Information About the Companies" is incorporated herein by reference.

        (b)    Securities.    The information set forth in the Proxy Statement in the section entitled "CHAPTER I—THE MERGER—Summary" is incorporated herein by reference.

        (c)    Trading Market and Price.    The information set forth in the Proxy Statement in the sections entitled "CHAPTER III—ADDITIONAL INFORMATION ABOUT THE COMPANIES—Markets and Market Price" is incorporated herein by reference.

        (d)    Dividends.    The information set forth in the Proxy Statement under the sections entitled "CHAPTER III—ADDITIONAL INFORMATION ABOUT THE COMPANIES—Markets and Market Price" is incorporated herein by reference.

        (e)    Prior Public Offerings.    Not Applicable.

        (f)    Prior Stock Purchases.    Not Applicable.

Item 3. Identity and Background of Filing Person.

        (a)    Name and Address.    The information set forth in the Proxy Statement in the sections entitled "CHAPTER I—THE MERGER—Summary—Information About the Companies" and "CHAPTER III—ADDITIONAL INFORMATION ABOUT THE COMPANIES—Directors and Executive Officers of WRC" and "—Controlling Persons, General Partners and Executive Officers of the Investor Group" is incorporated herein by reference.

        (b)    Business and Background of Entities.    The information set forth in the Proxy Statement in the sections entitled "CHAPTER I—THE MERGER—Summary—Information About the Companies" and "CHAPTER III—ADDITIONAL INFORMATION ABOUT THE COMPANIES—Directors and Executive Officers of WRC" and "—Controlling Persons, General Partners and Executive Officers of the Investor Group" is incorporated herein by reference.

        (c)    Business and Background of Natural Persons.    The information set forth in the Proxy Statement in the section entitled "CHAPTER III—ADDITIONAL INFORMATION ABOUT THE COMPANIES—Directors and Executive Officers of WRC" and "—Controlling Persons, General Partners and Executive Officers of the Investor Group" is incorporated herein by reference.

Item 4. Terms of the Transaction.

        (a)    Material Terms.    The information set forth in the Proxy Statement in the sections entitled "CHAPTER I—THE MERGER—Certain Questions and Answers about the Merger," "—Summary," "—The Merger" and "—The Merger Agreement" and "CHAPTER II—INFORMATION ABOUT THE SPECIAL MEETING AND OTHER PROPOSALS—The Special Meeting" is incorporated herein by reference.

        (c)    Different Terms.    Not applicable.

        (d)    Appraisal Rights.    The information set forth in the Proxy Statement in the section entitled "CHAPTER I—THE MERGER—Appraisal Rights of WRC Stockholders" is incorporated herein by reference.

        (e)    Provisions for Unaffiliated Security Holders.    The information set forth in the Proxy Statement in the sections entitled "CHAPTER II—INFORMATION ABOUT THE SPECIAL MEETING AND OTHER PROPOSALS—Record Date; Stockholders Entitled to Vote," "CHAPTER III—ADDITIONAL INFORMATION ABOUT THE COMPANIES—Where Stockholders Can Find More Information" is incorporated herein by reference.

        (f)    Eligibility for Listing or Trading.    Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

        (a)    Transactions.    Not applicable.

        (b)    Significant Corporate Events.    The information set forth in the Proxy Statement in the sections entitled "CHAPTER I—THE MERGER—Background of the Merger," "—Considerations Relating to the Merger," "—Interests of WRC's Directors and Executive Officers in the Merger," "—Plans for Sale of Division" and "—The Merger Agreement" is incorporated herein by reference.

        (c)    Negotiations or Contacts.    The information set forth in the Proxy Statement in the sections entitled "CHAPTER I—THE MERGER—Background of the Merger," "—Considerations Relating to

the Merger," "—Interests of WRC's Directors and Executive Officers in the Merger" and "—Plans for Sale of Division" is incorporated herein by reference.

        (e)    Agreements Involving the Subject Company's Securities.    The information set forth in the Proxy Statement in the sections entitled "CHAPTER I—THE MERGER—Interests of WRC's Directors and Executive Officers in the Merger," and "—The Merger Agreement—Stockholder Rights Plan," "CHAPTER III—ADDITIONAL INFORMATION ABOUT THE COMPANIES—Agreements Involving WRC's Common Stock" and "—Ownership of WRC Management" is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

        (b)    Use of Securities Acquired.    The information set forth in the Proxy Statement in the sections entitled "CHAPTER I—THE MERGER—The Merger Agreement—Consideration to be Received in the Merger" and "Cancellation of Shares" is incorporated herein by reference.

        (c)    Plans.    The information set forth in the Proxy Statement in the sections entitled "CHAPTER I—THE MERGER—Certain Effects of the Merger," "—Plans for WRC After the Merger," "—Plans for Sale of Division" and "—Deregistration of WRC Common Stock" is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

        (a)    Purposes.    The information set forth in the Proxy Statement in the sections entitled "CHAPTER I—THE MERGER—Background of the Merger," "—Considerations Relating to the Merger" and "—Purpose and Reasons for Merger" is incorporated herein by reference.

        (b)    Alternatives.    The information set forth in the Proxy Statement in the sections entitled "CHAPTER I—THE MERGER—Background of the Merger" and "—Considerations Relating to the Merger" is incorporated herein by reference.

        (c)    Reasons.    The information set forth in the Proxy Statement in the sections entitled "CHAPTER I—THE MERGER—Background of the Merger," "—Considerations Relating to the Merger" and "—Purpose and Reasons for Merger" is incorporated herein by reference.

        (d)    Effects.    The information set forth in the Proxy Statement in the sections entitled "CHAPTER I—THE MERGER—Background of the Merger," "—Certain Effects of the Merger" and "—Material U.S. Federal Income Tax Consequences of the Merger" is incorporated herein by reference.

Item 8. Fairness of the Transaction.

        (a)    Fairness.    The information set forth in the Proxy Statement in the sections entitled "CHAPTER I—THE MERGER—Considerations Relating to the Merger,"—"Position of the Investor Group as to Fairness" and "—Position of Kevin Perkins as to Fairness" is incorporated herein by reference.

        (b)    Factors Considered in Determining Fairness.    The information set forth in the Proxy Statement in the sections entitled "CHAPTER I—THE MERGER—Considerations Relating to the Merger," "—Recommendation of the WRC Board of Directors," "—Position of the Investor Group as to Fairness" and "—Position of Kevin Perkins as to Fairness" is incorporated herein by reference.

        (c)    Approval of Security Holders.    The information set forth in the Proxy Statement in the section entitled "CHAPTER I—THE MERGER—Summary" and "CHAPTER III—ADDITIONAL INFORMATION ABOUT THE COMPANIES—Beneficial Ownership of WRC Common Stock" is incorporated herein by reference.

        (d)    Unaffiliated Representative.    The information set forth in the Proxy Statement in the section entitled "CHAPTER I—THE MERGER—Considerations Relating to the Merger," is incorporated herein by reference.

        (e)    Approval of Directors.    The information set forth in the Proxy Statement in the sections entitled "CHAPTER I—THE MERGER—Background of the Merger" and "—Recommendation of the WRC Board of Directors" is incorporated herein by reference.

        (f)    Other Offers.    The information set forth in the Proxy Statement in the section entitled "CHAPTER I—THE MERGER—Background of the Merger" is incorporated herein by reference.

Item 9. Reports, Opinions, Appraisals and Negotiations.

        (a)    Report, Opinion or Appraisal.    The information set forth in the Proxy Statement in the section entitled "CHAPTER I—THE MERGER—Opinion of Financial Advisor" is incorporated herein by reference.

        (b)    Preparer and Summary of the Report, Opinion or Appraisal.    The information set forth in the Proxy Statement in the sections entitled "CHAPTER I—THE MERGER—Background of the Merger" and "—Opinion of Financial Advisor" is incorporated herein by reference.

        (c)    Availability of Documents.    The information set forth in the Proxy Statement in the sections entitled "CHAPTER I—THE MERGER—Opinion of Financial Advisor" and "Annex B—Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. to Worldwide Restaurant Concepts, Inc." is incorporated herein by reference.

Item 10. Source and Amount of Funds or Other Consideration.

        (a)    Source of Funds.    The information set forth in the Proxy Statement in the sections entitled "CHAPTER I—THE MERGER—The Financing" and "CHAPTER III—ADDITIONAL INFORMATION ABOUT THE COMPANIES—Expenses" is incorporated herein by reference.

        (b)    Conditions.    The information set forth in the Proxy Statement in the sections entitled "CHAPTER I—THE MERGER—The Financing" and "—The Merger Agreement—Financing" is incorporated herein by reference.

        (c)    Expenses.    The information set forth in the Proxy Statement in the section entitled "CHAPTER III—ADDITIONAL INFORMATION ABOUT THE COMPANIES—Expenses" is incorporated herein by reference.

        (d)    Borrowed Funds.    The information set forth in the Proxy Statement in the section entitled "CHAPTER I—THE MERGER—The Financing" is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company.

        (a)    Securities Ownership.    The information set forth in the Proxy Statement in the section entitled "CHAPTER III—ADDITIONAL INFORMATION ABOUT THE COMPANIES—Beneficial Ownership of WRC Common Stock" is incorporated herein by reference.

        (b)    Securities Transactions.    None.

Item 12. The Solicitation or Recommendation.

        (d)    Intent to Tender or Vote in a Going-Private Transaction.    The information set forth in the Proxy Statement in the section entitled "CHAPTER I—THE MERGER—Summary—Vote of Directors and Executive Officers of WRC" is incorporated herein by reference.

        (e)    Recommendation of Others.    The information set forth in the Proxy Statement in the section entitled "CHAPTER I—THE MERGER—Recommendation of the WRC Board of Directors" is incorporated herein by reference.

Item 13. Financial Statements.

        (a)    Financial Information.    The financial information contained in WRC's Annual Report on Form 10-K/A for the fiscal year ended April 30, 2004 and Quarterly Report on Form 10-Q for the quarter February 5, 2005 is incorporated herein by reference. The information set forth in the Proxy Statement in the sections entitled "CHAPTER III—ADDITIONAL INFORMATION ABOUT THE COMPANY—Selected Historical Consolidated Financial Data," and "—Where Stockholders Can Find More Information" is incorporated herein by reference.

        (b)    Pro Forma Information.    Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

        (a)    Solicitation or Recommendations.    The information set forth in the Proxy Statement in the sections entitled "CHAPTER II—INFORMATION ABOUT THE SPECIAL MEETING AND OTHER PROPOSALS—Proxy Solicitation" is incorporated herein by reference.

        (b)    Employees and Corporate Assets.    Not applicable.

Item 15. Additional Information.

        (b)    Other Material Information.    Not applicable.

Item 16. Exhibits.

          (a)   Preliminary proxy statement on Schedule 14A filed with the Securities and Exchange Commission on June 15, 2005 (incorporated herein by reference to the Proxy Statement).

          (b)   Not applicable.

          (c)   Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. to Worldwide Restaurant Concepts, Inc. (incorporated herein by reference to Appendix B of the Proxy Statement).

          (d)(1)    1997 Employee Stock Incentive Plan as amended through August 26, 2003 (incorporated herein by reference to Exhibit 4.4 to Worldwide Restaurant Concepts, Inc.'s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on September 3, 2003).

          (d)(2)    1997 Non-Employee Director's Stock Incentive Plan as amended through June 24, 2003 (incorporated herein by reference to Exhibit 4.4 to Worldwide Restaurant Concepts, Inc.'s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on September 3, 2003).

          (d)(3)    Rights Agreement dated January 22, 2001 (incorporated herein by reference to Exhibit 4 to Sizzler International, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 22, 2001).

          (d)(4)    Agreement of Substitution and First Amendment to Rights Agreement dated April 30, 2002 (incorporated herein by reference to Exhibit 4.2 to Worldwide Restaurant Concepts, Inc.'s Registration Statement on Form 8-A/A filed with the Securities and Exchange Commission on May 25, 2005).

          (d)(5)    Second Amendment to Rights Agreement dated May 10, 2005 (incorporated herein by reference to Exhibit 4.01 to Worldwide Restaurant Concepts, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 11, 2005).

          (f)    Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Appendix C of the Proxy Statement).

          (g)   Not applicable.

SIGNATURES

        After due inquiry, and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

WORLDWIDE RESTAURANT CONCEPTS, INC.

Dated: June 14, 2005	By:	/s/ A. KEITH WALL
	Name:	A. Keith Wall
	Title:	Vice President and Chief Financial Officer

PACIFIC EQUITY PARTNERS FUND II, L.P.

	By:	Pacific Equity Partners (Jersey) Limited, its General Partner

Dated: June 14, 2005	By:	/s/ ROBERT KOCZKAR
	Name:	Robert Koczkar
	Title:	Director

AUS HOLDCO PTY LIMITED

Dated: June 14, 2005	By:	/s/ ROBERT KOCZKAR
	Name:	Robert Koczkar
	Title:	Director

AUS BIDCO PTY LIMITED

Dated: June 14, 2005	By:	/s/ ROBERT KOCZKAR
	Name:	Robert Koczkar
	Title:	Director

US MERGECO, INC.

Dated: June 14, 2005	By:	/s/ ROBERT KOCZKAR
	Name:	Robert Koczkar
	Title:	Director

Dated: June 14, 2005	/s/ KEVIN PERKINS Kevin Perkins

EXHIBIT INDEX

Exhibit Number	Description
(a)	Preliminary proxy statement on Schedule 14A filed with the Securities and Exchange Commission on June 15, 2005 (incorporated herein by reference to the Proxy Statement).
(b)	Not applicable.
(c)	Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. to Worldwide Restaurant Concepts, Inc. (incorporated herein by reference to Appendix B of the Proxy Statement).
(d)(1)
1997 Employee Stock Incentive Plan as amended through August 26, 2003 (incorporated herein by reference to Exhibit 4.4 to Worldwide Restaurant Concepts, Inc.'s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on September 3, 2003).
(d)(2)
1997 Non-Employee Director's Stock Incentive Plan as amended through June 24, 2003 (incorporated herein by reference to Exhibit 4.4 to Worldwide Restaurant Concepts, Inc.'s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on September 3, 2003).
(d)(3)
Rights Agreement dated January 22, 2001 (incorporated herein by reference to Exhibit 4 to Sizzler International, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 22, 2001).
(d)(4)
Agreement of Substitution and First Amendment to Rights Agreement dated April 30, 2002 (incorporated herein by reference to Exhibit 4.2 to Worldwide Restaurant Concepts, Inc.'s Registration Statement on Form 8-A/A filed with the Securities and Exchange Commission on May 25, 2005).
(d)(5)
Second Amendment to Rights Agreement dated May 10, 2005 (incorporated herein by reference to Exhibit 4.01 to Worldwide Restaurant Concepts, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 11, 2005).
(f)	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Appendix C of the Proxy Statement).
(g)	Not applicable.

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INTRODUCTION
  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Purposes, Alternatives, Reasons and Effects.
  Item 8. Fairness of the Transaction.
  Item 9. Reports, Opinions, Appraisals and Negotiations.
  Item 10. Source and Amount of Funds or Other Consideration.
  Item 11. Interest in Securities of the Subject Company.
  Item 12. The Solicitation or Recommendation.
  Item 13. Financial Statements.
  Item 14. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 15. Additional Information.
  Item 16. Exhibits.
SIGNATURES
EXHIBIT INDEX